UNITEDSTATES

[barcode label] 21005023 ...SION ...RT

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response.........12.00

PART III

SEC FILE NUMBER
8- 65705

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

SEC Mail Processing
JAN 1 7 2022
Washington, DC

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Growth Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2093 Philadelphia Pike 4196
(No. and Street)

Claymont (City) DE (State) 19703 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Dunn (415)692-0050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report* C

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Road, Suite 230 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis Azary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Growth Capital Services, Inc., as of December 30th, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Notary Public

NAYAN PARIKH
NOTARY PUBLIC
My Comm. Exp. Sept. 30, 2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Growth Capital Services, Inc.

Annual Audit Report

September 30, 2021

Growth Capital Services, Inc.
September 30, 2021

Table of Contents

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Growth Capital Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Growth Capital Services, Inc. as of September 30, 2021, the related statements of operations, changes in shareholder's equity, and cash flows for the nine months then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Growth Capital Services, Inc. as of September 30, 2021, and the results of its operations and its cash flows for the nine months then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Growth Capital Services, Inc.'s management. Our responsibility is to express an opinion on Growth Capital Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Growth Capital Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedule I-Computation of Net Capital under SEC Rule 15c3-1; Schedule II-Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Growth Capital Services, Inc.'s financial statements. The supplemental information is the responsibility of Growth Capital Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
We have served as the Company's auditor since 2018.
Walnut Creek, California
November 24, 2021

Growth Capital Services, Inc.

Statement of Financial Condition

September 30, 2021

Assets		
Cash and cash equivalents	$	4,261,311
Accounts receivable, net		120,766
Commission receivable		2,062,147
Prepaid expenses and other assets		97,203
Total Assets	$	6,541,427
Liabilities and Shareholders' Equity		
Accounts payable and accrued liabilities	$	122,239
Commissions payable		5,596,169
Unearned revenue		99,006
Total Liabilities	$	5,817,414
Shareholders' Equity		
Common stock ($0.0001 par value; 10,000,000 shares authorized; 7,505,348 shares issued and outstanding)		751
Additional paid in capital		380,496
Accumulated Surplus		342,766
Total Shareholders' Equity		724,013
Total Liabilities and Shareholders' Equity	$	6,541,427

The accompanying notes are an integral part of these financial statements.

Growth Capital Services, Inc.

Statement of Income

For the Period Ended September 30, 2021

Revenue		
Commission revenue	$	38,624,019
Membership fees		1,131,814
Other income		248,670
Total Revenue		40,004,503
Operating Expenses		
Commission expense		38,146,576
Compensation		608,458
Professional fees		454,242
Rent		12,344
Travel		515
Bad debt		8,572
Taxes		53,697
General and administrative		398,856
Total Expenses		39,683,260
Net Income (Loss)	$	321,243

The accompanying notes are an integral part of these financial statements.

Growth Capital Services, Inc.

Statement of Changes in Shareholders' Equity

For the Period Ended September 30, 2021

	Common Stock	Additional Paid in Capital	Accumulated Surplus	Total
January 01, 2021	$ 751	$ 380,496	$ 21,523	$ 402,770
Net income (loss)	-	-	321,243	321,243
September 30, 2021	$ 751	$ 380,496	$ 342,766	$ 724,013

The accompanying notes are an integral part of these financial statements.

Growth Capital Services, Inc.

Statement of Cash Flows

For the Period Ended September 30, 2021

Cash Flows from Operating Activities		
Net income (loss)	$	321,243
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		(1,231,737)
Prepaid expenses and other assets		108,855
Increase (decrease) in:		
Accounts payable and accrued liabilities		3,845,585
Unearned revenue		(19,671)
Net Cash Provided by Operating Activities		3,039,275
Net Increase in Cash and Cash Equivalents		3,024,275
Cash and cash equivalents at beginning of Period		1,222,036
Cash and Cash Equivalents at end of Period	$	4,261,311

The accompanying notes are an integral part of these financial statements.

Growth Capital Services, Inc.

September 30, 2021

1. Organization

Growth Capital Services, Inc. (The Company) was incorporated in California on November 1, 2000, as ProgressiveTrade Securities, Inc. In January 2005, the Company changed its name to Aquillian Investments, Inc. In January 2007, the Company changed its name to Growth Capital Services, Inc. In October 2021, the Company changed from a California to a Delaware corporation. The Company moved to a September 30 fiscal year end starting with the fiscal year ending on September 30, 2021. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, specializing in the private placement of securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a limited disclosure basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

The company maintains cash in three institutions. Accounts at each institution are insured by the Federal Deposits Insurance Corporation (FDIC) up to $250,000. At September 30, 2021 the company's cash balance exceeded the FDIC insured limit by $3,901,298.

Accounts Receivable
Company generally considers accounts receivable to be fully collectible, but also maintains an allowance for doubtful accounts of $13,000, based on prior period write-offs. If amounts become uncollectible, they will be charged to operations when that determination is made.

Commissions Payable
The Company pays commissions to its registered representatives as a percentage of revenue earned. Commission expense and the payable are recorded when services are provided, and the corresponding revenue is recorded.

Revenue Recognition
The two primary sources of Revenue during the 2021 period were securities commissions and membership fees. The Company earned $38,624,019 from commissions on securities transactions. The Company earned $1,131,814 in membership fees paid by the Company's independent representatives, for broker dealer related services.

Revenue is recognized when performance obligations are satisfied. Securities commissions are recognized when a transaction is completed and when the terms & conditions are agreed upon by all parties to a transaction. Membership fees are billed quarterly and in advance of the rendering of services. Such fees paid in advance are posted to deferred revenue and represents the portion of revenue which relates to future periods covered by the Company's agreements.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Commitments and Contingencies
The Company periodically becomes the subject to regulatory matters and disputes (i.e. Arbitration/Litigation) that have the potential to create contingent liabilities. At September 30, 2021, the Company had one regulatory matter that management has reviewed and does not believe will have a material impact of the Company's financial statements.

Income Taxes
The Company files a federal income tax return, a California state income tax return and a Florida state income tax return and measures its deferred tax assets and liabilities using the tax rates applicable to those income tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred income tax assets or liabilities.

3. Lease Commitments

The Company leases office space on a month to month basis.

The Company concluded that its lease is of a short-term nature, and per ASC 842, is exempt from the requirement that such lease be subject to the accounting requirements.

4. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At September 30, 2021, the Company's net capital was $481,806 which was greater than its required net capital of $387,828 by $93,978. The Company's aggregate indebtedness to net capital ratio was 12.07 to 1.

5. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

Deferred tax assets and liabilities are primarily the result of federal and state net operating loss ("NOL") carryforwards. As of September 30, 2021, the Company had federal no NOL carryforwards and no state NOL carryforwards that may be used to offset future taxable income.

There is no material current year provision for federal income tax and no material current year provision for state taxes. The Company is no longer subject to tax examinations by tax authorities for years before 2014.

6. Pension Plan Expense

The company maintains a Simplified Employee Pension – Individual Retirement Account (SEP-IRA) plan. Under a SEP-IRA an employer is permitted to contribute, for any one employee, twenty-five percent of the

employee's total compensation not to exceed $58,000 in 2021. During the year ended September 30, 2021, no pension plan contributions were accrued and expensed.

7. Subsequent Events

The Company has evaluated subsequent events through the date of the independent auditors' report, the date which the financial statements were issued. No material events have occurred subsequent to year-end.

SUPPLEMENTAL INFORMATION

Growth Capital Services, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of September 30, 2020

Net Capital		
Total shareholder's equity	$	724,013
Less: Non-allowable assets		
Accounts receivable		120,766
Commissions receivable		23,100
Prepaid expenses and other assets		97,203
Total non-allowable assets		241,069
Net Capital Before Additions		
Less: Haircut on securities positions		(1,138)
Net Capital		**481,806**
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $5,817,414 or $5,000 whichever is greater		387,828
Excess Net Capital	$	93,978

Ratio of aggregate indebtedness ($5,817,414) to net capital ($481,806).	
(required to be less than 15:1)	12.1 to 1

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of September 30, 2021)

There were no differences between computed net capital in Part II of Form X-17 A-5 as of September 30, 2021 and the audited financial statements contained herein.

Growth Capital Services, Inc.

Schedule II

Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as The Company does not hold funds or securities for, or owe money or securities to, customers.

See Exemption Report.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Growth Capital Services, Inc.

We have reviewed management's statements, included in the accompanying the Exemption Report, in which (1) Growth Capital Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Growth Capital Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 because the Company filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.F. §240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted incompliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 1 5c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Growth Capital Services, Inc.'s claim to limiting its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted incompliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 1 5c3-3) throughout the most recent fiscal year without exception.

A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
November 24, 2021

Growth Capital Services, Inc.
Exemption Report

Growth Capital Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Growth Capital Services, Inc.

I, Dennis Azary, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ___________
Title: CCO

December 30, 2021

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Of Growth Capital Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the nine months ended September 30, 2021. Management of Growth Capital Services, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the nine months ended September 30, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the nine months ended September 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the nine months ended September 30, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the nine months ended September 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
November 24, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 09/30/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7 (36-REV 12/18)

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ALL FOR AADC940
65705 FINRA DEC
GROWTH CAPITAL SERVICES INC
2093 Philadelphia Pike #4196
Claymont, DE 19703

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SEC Mail Processing
JAN 04 2022
Washington, DC

2. A.	General Assessment (item 2e from page 2)	$ 59,804
B.	Less payment made with SIPC-6 filed (exclude interest) 8/11/2021 (Date Paid)	(33,195)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	26,609
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 26,609

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $ 26,609

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Growth Capital Services, Inc.
(Name of Corporation, Partnership or other organization)

dennis azary — Digitally signed by dennis azary Date: 2021.12.15 18:15:25 -05'00'
(Authorized Signature)

FINOP
(Title)

Dated the 13 day of December, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 09/30/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 40,003,972
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): PPP Loan Forgiveness (Deductions in excess of \$100,000 require documentation)	134,898
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. \$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). \$	
Enter the greater of line (i) or (ii)	
Total deductions	134,898
2d. SIPC Net Operating Revenues	$ 39,869,074
2e. General Assessment @ .0015	$ 59,804

(to page 1, line 2.A.)

SEC Mail Processing
JAN 04 2022
Washington, DC